Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-179048

April 16, 2012

China Auto Rental Holdings Inc.

China Auto Rental Holdings Inc., or the Company, has filed a registration statement on Form F-1, including a preliminary prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the preliminary prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain for free these documents and other documents the Company has filed by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649, J.P. Morgan Securities LLC toll free at 1-866-803-9204 or BofA Merrill Lynch toll-free at 1-866-500-5408 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent prospectus by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1538908/000104746912004304/a2207419zf-1a.htm

On April 10, 2012, the Company filed Amendment No. 5 to its registration statement on Form F-1, which included a preliminary prospectus dated April 10, 2012. This free writing prospectus describes the amendments that were made in Amendment No. 6 to the Form F-1 as filed via EDGAR with the SEC on April 16, 2012. All references to page numbers are to the page numbers in the preliminary prospectus, which formed part of Amendment No. 6. References to “we,” “us,” and “our” are used in the same manner as in the preliminary prospectus.

The following new section entitled “RECENT DEVELOPMENTS” is inserted beginning on page 56:

RECENT DEVELOPMENTS

Our unaudited operating results for the quarter ended March 31, 2012 include the following:

•                  our net revenues for the first quarter of 2012 were RMB366.2 million (US$58.2 million), representing a 211.4% increase from RMB117.6 million for the first quarter of 2011 and a 27.9% increase from RMB286.4 million for the fourth quarter of 2011;

•                  our net income was RMB5.3 million (US$0.8 million) for the first quarter of 2012, compared with a net loss of RMB18.4 million for the first quarter of 2011 and a net loss of RMB33.8 million for the fourth quarter of 2011; and

•                  our adjusted EBITDA was RMB197.8 million (US$31.4 million) for the first quarter of 2012, representing a 349.5% increase from RMB44.0 million for the first quarter of 2011 and a 57.7% increase from RMB125.4 million for the fourth quarter of 2011.

The increase in our net revenues was primarily due to increases in our short-term and long-term rental revenues, as well as revenues from our leasing business started in May 2011. The increase in short-term rental revenues was mainly due to the additional rental capacity we gained from our fast growing short-term rental fleet and an increase in RevPAC. Our short-term fleet size increased to 25,148 vehicles as of March 31, 2012 from 11,730 vehicles as of March 31, 2011 and 21,920 vehicles as of December 31, 2011. Our RevPAC for short-term rentals increased to RMB131 (US$21) for the first quarter of 2012 from RMB114 for the first quarter of 2011 and RMB112 for the fourth quarter of 2011. Our average daily rental rate increased to RMB226 (US$36) for the first quarter of 2012 from RMB186 for the first quarter of 2011 and RMB209 for the fourth quarter of 2011, primarily due to the efficient pricing of our products and services based on customer demand and our vehicle availability following the implementation of our dynamic pricing system in February 2012. Our fleet utilization rate decreased to 58.0% for the first quarter of 2012 from 61.4% for the first quarter of 2011 as we strategically expanded our fleet size and vehicle selection in order to satisfy increasing demand for car rentals, enhance customer experience and improve customer loyalty. Our fleet utilization rate increased to

58.0% for the first quarter of 2012 from 53.5% for the fourth quarter of 2011, primarily due to our improved fleet management and our dynamic pricing system.

Our net income was RMB5.3 million (US$0.8 million) for the first quarter of 2012, compared with a net loss of RMB18.4 million for the first quarter of 2011 and a net loss of RMB33.8 million for the fourth quarter of 2011. Our expenses increased from the fourth quarter of 2011 to the first quarter of 2012, primarily due to increases in depreciation of rental vehicles, direct operating expenses, selling, marketing and distribution expenses and interest expenses as we continued to expand our business.

Our adjusted EBITDA was RMB197.8 million (US$31.4 million) for the first quarter of 2012, representing a 349.5% increase from RMB44.0 million for the first quarter of 2011 and a 57.7% increase from RMB125.4 million for the fourth quarter of 2011. Our adjusted EBITDA is calculated as follows for the periods presented:

	Three months ended
	March 31,		December 31,		March 31,		March 31,
(in thousands)	2011		2011		2012		2012
Net income/(loss)	RMB	(18,382)	RMB	(33,795)	RMB	5,321	US$	845
Income tax (benefit)/expense	25		414		(124)		(20)
Interest income and other income, net	(205)		(772)		(672)		(107)
Interest expenses	19,487		51,550		67,313		10,695
Depreciation	42,510		98,808		124,369		19,760
Amortization	589		3,132		1,545		245
One-time restructuring cost	—		6,082		—		—
Adjusted EBITDA(1)	44,024		125,419		197,752		31,420

(1)          Adjusted EBITDA is defined as net income before income tax benefit or expense, interest income and other income, net, interest expenses, depreciation, amortization and one-time restructuring costs.

Our management uses adjusted EBITDA as an operating performance metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews. In addition, adjusted EBITDA serves as a supplemental measure with which we can evaluate profitability and make performance trend comparisons between us and our competitors. Furthermore, we believe that adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA is also used by our management to evaluate our operating performance exclusive of financing costs and depreciation policies. Furthermore, we believe it provides a comparative metric to our management and investors that is consistent across companies with different capital structures and depreciation policies, enabling them to more accurately compare our performance to that of our peers. In addition, our management uses adjusted EBITDA as a proxy for cash flow available to finance fleet expenditures and the costs of our capital structure on a day-to-day basis so that we can more easily monitor our cash flows when a full statement of cash flows is not available.

Adjusted EBITDA is not a recognized measurement under U.S. GAAP. When evaluating our operating performance or liquidity, investors should not consider adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with U.S. GAAP, such as net income, operating income or net cash provided by operating activities. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate adjusted EBITDA differently than we do, it may not be comparable to similarly titled measures reported by other companies.

As of March 31, 2012, we had RMB469.0 million (US$74.5 million) in cash and cash equivalents. Our total borrowings amounted to RMB2.2 billion (US$349.5 million) as of March 31, 2012. As of March 31, 2012, the outstanding principal amount of loans from Legend Holdings totaled RMB908.0 million (US$144.3 million), including loans extended by Legend Holdings and its subsidiary to us in January 2012 in the aggregate outstanding principal amount of RMB187.8 million (US$29.8 million).

The following table sets forth certain key operating data for the periods indicated:

	As of and for the three months ended
	March 31, 2011	December 31, 2011	March 31, 2012
Fleet size(1)	12,387	25,845	28,930
Average daily rental rate(2) (RMB)	186	209	226
Utilization rate(3)	61.4%	53.5%	58.0%
RevPAC(4) (RMB)	114	112	131

(1)          End period fleet size includes vehicles in operations and excludes vehicles retired and awaiting sale or vehicles in our possession but not yet in operation.

(2)          Average daily rental rate is calculated by dividing the total short-term rental income generated by invoices in a given period by the fleet transaction days in that period.

(3)          Fleet utilization rate is calculated by dividing the aggregate rental days for our entire short-term fleet during a given period by the aggregate days our short-term vehicles are available for rental during the same period. We exclude vehicles that are potentially lost, sold, awaiting sale or salvaged, but include vehicles in repair or maintenance and vehicles being used internally when calculating the aggregate days available for rental. Long-term rentals are also excluded from the fleet utilization rate calculation.

(4)          RevPAC is calculated by multiplying the average daily rental rate in a given period by the fleet utilization rate in that same period.

We prepared the foregoing unaudited financial information on the same basis as our audited financial statements. The unaudited financial information provided above includes all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our operating results for the first quarter of 2012. Our financial results for the first quarter of 2012 may not be indicative of our financial results for the full year ending December 31, 2012 or for future interim periods. See “Risk Factors—Risks related to the ADSs and this offering— Our quarterly results may fluctuate due to a number of factors and, as a result, could fall below investor expectations or estimates by securities research analysts, which may cause the trading price of our ADSs to decline.” See also “Management’s discussion and analysis of financial condition and results of operations” for information regarding trends and other factors that may influence our results of operations and financial condition.